UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  SEPTEMBER 26, 2005                  /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         CENTRASIA MINING CORP. (the "Issuer")
         (FORMERLY BARADERO RESOURCES LIMITED)
         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         September 26, 2005

3.       PRESS RELEASE

         The press release was released on September 26, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chief Financial Officer
         Phone: (604) 685-9316

9.       DATE OF REPORT

         September 26, 2005.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)

                          1305 - 1090 WEST GEORGIA ST.
                              VANCOUVER, BC V6E 3V7
                  TELEPHONE: (604) 685-9316 FAX: (604) 683-1585
                            TSX VENTURE EXCHANGE: CTM
                                  OTCBB: CTMHF

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NEWS RELEASE                                                  SEPTEMBER 26, 2005


                             CENTRASIA MINING CORP.
                         UNDERTAKES SHORT FORM OFFERING
                         THROUGH CANACCORD CAPITAL CORP.

Centrasia Mining Corp. (the "Company") has entered into an agreement with Canaccord Capital Corp. ("Canaccord") to use its commercially reasonable efforts to complete a Short Form Offering of Units to raise a minimum of $1,500,000 and a maximum of $2,000,000, at $0.65 per Unit. Each Unit consists of one share and one Warrant. Two Warrants will entitle the holder to acquire one additional share at a price of $0.78 for a period of eighteen months following the date of closing of the Offering. The Warrants will be transferable and, subject to evidence of satisfactory distribution in accordance with the rules of the TSX Venture Exchange, will be listed and posted for trading on the Exchange.

Canaccord will receive a cash commission equal to 7.5% of the gross proceeds of the sale of Units (payable in Units at its election), 100,000 units as a corporate finance fee, agent's warrants entitling it to subscribe for that number of units equal to 10% of the aggregate number of Units sold in the Offering at $0.72 per Unit for a period of eighteen months following the closing of the Offering, and an administration fee of $7,500.

This transaction is subject to regulatory approval.

The net  proceeds  received by the Company  will be used to fund  on-going  work
programs  on  the   Company's   Bulakashu   Property,   to  fund  new   property
investigations and acquisitions, and for general working capital purposes.



ON BEHALF OF THE BOARD


/s/ NICK DEMARE
-----------------------
Nick DeMare,
Chief Financial Officer




The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release
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